SECURITIES AND EXCHANGE COMMISSION


                           WASHINGTON, D.C.  20549



                                 FORM 11-K



(Mark One)

    X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
             For the fiscal year ended December 31, 1993

             Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____


                      Commission file number:  1-3122


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    Ogden Projects Profit Sharing Plan
                              40 Lane Road
                              P.O. Box 2615
                    Fairfield, New Jersey  07007-2615



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Ogden Corporation
                          Two Pennsylvania Plaza
                         New York, New York  10121

FINANCIAL STATEMENTS AND EXHIBITS


  a)    Financial Statements

        Index to Financial Statements

                                                           Page

        - Independent Auditors' Report                       1

        - Statements of Net Assets Available for
          Benefits as of December 31, 1993 and 1992          2

        - Statements of Changes in Net Assets
          Available for Benefits for the Years
          Ended December 31, 1993 and 1992                   3

        - Notes to Financial Statements                    4 - 11


  b)    Exhibits

        None

                                Signature



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden Projects Profit Sharing Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                      OGDEN PROJECTS PROFIT SHARING PLAN
                                      ADMINISTRATIVE COMMITTEE


                                      By:  /s/ William C. Mack

                                           William C. Mack
                                           Chairman of the Ogden Projects
                                           Profit Sharing Plan Administrative
                                           Committee



Dated:  June 28, 1994

                               OGDEN PROJECTS
                             PROFIT SHARING PLAN

                       Financial Statements for the
                Years Ended December 31, 1993 and 1992, and
                      Independent Auditors' Report

OGDEN PROJECTS PROFIT SHARING PLAN

TABLE OF CONTENTS


                                                              Page


INDEPENDENT AUDITORS' REPORT                                    1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
 DECEMBER 31, 1993 AND 1992:

 Statements of Net Assets Available for Benefits                2

 Statements of Changes in Net Assets Available for Benefits     3

 Notes to Financial Statements                                 4-11

INDEPENDENT AUDITORS' REPORT


Ogden Projects Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogden Projects
Profit Sharing Plan (the "Plan") as of December 31,
1993 and 1992 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.




June 1, 1994

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 1993 AND 1992


ASSETS                                               1993             1992

INVESTMENTS - Value of interest
 in master trust
 (at fair value) (Note 3)                       $ 15,710,928     $ 12,689,180

RECEIVABLES - Employer contributions               1,949,636        1,639,952

NET ASSETS AVAILABLE FOR BENEFITS (Note 4)      $ 17,660,564     $ 14,329,132


See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1993 AND 1992

                                                     1993             1992

EARNINGS ON INVESTMENTS - Net investment
 gain from master trust (Note 5)                $    932,836     $    886,809

CONTRIBUTIONS (Note 5):
 Employer                                          1,949,691        1,653,199
 Employee                                          1,183,598          871,912

            Total contributions                    3,133,289        2,525,111

DISTRIBUTIONS TO PARTICIPANTS (Note 5)              (734,693)        (894,845)

NET INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                                       3,331,432        2,517,075

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR (Note 4)                       14,329,132       11,812,057

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR (Note 4)                           $ 17,660,564     $ 14,329,132


See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accounting and reporting policies followed in the preparation of the financial statements of the Ogden Projects Profit Sharing Plan (the
    "Plan") are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

    a. Investment Funds - During 1993, the Plan included the following funds in which participants could elect to invest their Plan assets:

            Equity Fund - Investments in a
            diversified portfolio of equity
            securities.

            Stock Fund - Investments in common
            stock of Ogden Corporation.

            Fixed Income Fund - Investment
            contracts with insurance companies and
            banks which provide for a guaranteed
            return on principal invested over a
            specified period of time.

            Merrill Lynch Treasury Fund ("Treasury
            Fund") - Investments in U.S. Treasury
            bills and notes generally with
            maturities of one year or less.

        The Plan's beneficial interest in the Ogden
        Corporation Profit Sharing Group Trust
        ("Trust") represents its share of the
        master trust assets held by the Bank of New
        York Trust Company as trustee for the
        benefit of various Ogden Corporation
        subsidiary plans.  The common stock of
        Ogden Corporation held as a result of
        investments in the Stock Fund is held in safekeeping at The Bank of New York Trust
        Company.

        Shares in group trust funds are determined on the basis of the initial asset contribution to the Trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocation of income and realized and unrealized gains and losses is determined on the basis of each plan's proportionate share in the Trust assets stated at fair value.

    b.  Investment Valuation - Investments in
        securities listed on national securities exchanges are valued at closing composite prices published for the last business day of the year. Investments in the treasury fund and fixed income fund are stated at cost plus investment income. Other investments are stated at fair value as determined by the trustee.

    c.  Investment Transactions and Investment
        Income - Investment transactions are
        accounted for on the date purchases or
        sales are executed.  Realized and
        unrealized gains and losses are determined based on the fair value of assets at the beginning of the Plan year.

        Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative balances at the beginning of the month, after adjusting for hardship withdrawals and loans made during the month.

    d.  United States Federal Income Taxes - The
        Plan obtained its latest determination letter on June 19, 1991, in which the Internal Revenue
        Service (the "IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue
        Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
        Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.  DESCRIPTION OF THE PLAN

    The following is a brief description of the Plan. Participants should refer to the Plan document for more complete information.

    a.  General Information - The Plan is an
        employee savings plan providing for both employer and employee contributions. The
        Plan includes pre-tax and after-tax savings features which are intended to qualify under Sections 401(k) and 401(a) of the Code, respectively. The Plan is intended to conform with the requirements of the Tax
        Reform Act of 1986 (TRA) and the Technical and Miscellaneous Revenue Act of 1988
        (TAMRA).

    b.  Administration of the Plan - The
        Administrative Committee, which is
        appointed by the Board of Directors (the
        "Board") of Ogden Projects, Inc. (the
        "Company"), has responsibility for
        administration of the Plan and serves as a fiduciary of the Plan. The Investment
        Committee is appointed by the Board and has the authority to appoint investment advisors. The Investment Committee reviews the performance of the Plan's investments.
        Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

    c. Participation - Each employee who was, as of December 31, 1988, a participant in the Plan continued to be a participant if he/she was in the employ of the Company on such date. Each other employee who performs an hour of service after December
        31, 1988 becomes a participant on the first day of the month coincident with or next following the earlier of (i) the last day of a period of 6 months of continuous employment and (ii) the close of (a) a twelve-month period if he/she has at least
        1,000 hours of service or (b) a Plan year during which he/she has at least 1,000 hours of service.

    d. Vesting - Vesting of Company contributions in the Plan is determined based on the period of vesting service by participants commencing on their date of hire to their date of termination of service in accordance with the following schedule:

                                                            Percent
          Years of Vesting Service in the Plan               Vested

         Less than one year of vesting service                    0
         One but less than two years of vesting service          20
         Two but less than three years of vesting service        40
         Three but less than four years of vesting service       60
         Four but less than five years of vesting service        80
         Five or more years of vesting service                  100

        Participant contributions are immediately 100 percent vested.

    e. Contributions - Contributions paid by the Company are determined by the Board. The
        Board's determination may be expressed in terms of a stated percentage of the Company's annual net profit, as a fixed dollar amount or as a percentage of total compensation paid to each participant. The contribution may not exceed the amount deductible by the Company for Federal income tax purposes and may be made only out of its current or accumulated earnings and profits. The allocation of the contributions to individual participants is based on the relationship of compensation paid to each participant to the compensation paid to all participants.
        Participants may contribute one to ten
        percent of their annual compensation on a pre-tax and/or after-tax basis. For 1993 and 1992, participant pre-tax contributions could not exceed $8,994 and $8,728, respectively, in accordance with IRS
        Regulations.

    f.  Distribution from the Plan Because of
        Hardship - Withdrawals are permitted if a participant establishes to the satisfaction of the Administrative Committee a financial need for funds for which there is no other money available (i) to purchase a primary residence, (ii) to pay uninsured medical expenses for the participant or immediate family, (iii) to prevent mortgage foreclosure on, or eviction from his/her primary residence or (iv) pay post-secondary educational expenses for the participant, spouse, children or dependents.

    g. Payments from the Plan's Trust Fund - The value of a participant's interest in the Plan is payable upon retirement, disability, death, or termination of employment, as follows:

        i)  Upon termination of service of a
            participant on or after his/her
            retirement date or by reason of his/her
            death or disability, an amount equal to
            the value of the participant's account
            as of the valuation date next following
            the date of his/her termination of
            service, whether or not such
            participant has a vested interest in
            such account, is paid from the Trust
            Fund.  Participants may elect to
            receive the distribution valued as of
            any month after the date of termination
            of service but not later than the April
            1st of the year following the year the
            participant attains age 70-1/2.

        ii) Upon the termination of service of any participant which occurs other than on his/her retirement date and for any reason other than death or disability, the terminated participant is paid in a lump sum amount equal to the value, as of the valuation date coincident with or following the date of his/her termination of service, of his/her vested interest, if any, in his/her account. Such payment is made to the participant as soon as practicable after his/her termination of service.
            Participants may elect to receive the
            distribution valued as of any month
            after the date of termination of
            service but not later than April 1st of
            the year following the year the
            participant attains age 70-1/2.

            Any benefit payable under the Plan
            pursuant to (i) above is paid as one
            lump sum payment from the Trust Fund,
            with a supplemental payment to be made
            as promptly as possible in respect to
            any contribution allocated to the
            participant's account for the Plan
            Year.

    h.  Loans - In accordance with Plan policy,
        participants can borrow against the vested portion of their account balance.
        Borrowings are limited to the lessor of
        $50,000 or 50 percent of the participant's vested balance (not to exceed certain limitations). While such loans do not represent a reduction of the participant's account balance, participants are prohibited from receiving allocations
        (earnings and forfeitures) based on the
        loan amounts, although when the loans are repaid, the interest expense incurred by the participant is added to the participant's account balance. The interest rate on such loans is the trustee's prime lending rate plus one percent.

    i.  Amendment, Suspension and Termination - The
        Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to the Company any part of the Plan or of diverting any part of the Plan to any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Internal Revenue Code.

        The Company expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. Upon termination of the Plan or discontinuance of contributions thereunder, the interest of each participant is fully vested and nonforfeitable.

3.  INVESTMENTS

    The following is a summary of the Plan's beneficial interest in the fair market value of investments held by the Trust as of December 31, 1993 and 1992:

                                                       1993            1992

      Investments at fair value as determined
      by quoted market prices:
        Equity Fund                               $  6,607,410   $  5,015,767
        Stock Fund                                   1,238,147        856,100

      Investments at estimated fair value as
      determined by The Bank of New York Trust
      Company:
        Fixed Income Fund                            5,810,573      4,998,652
        Treasury Fund                                1,171,415      1,312,626
        Loan Fund                                      883,383        506,035

            Total                                 $ 15,710,928   $ 12,689,180

    The following is a summary of the Plan's beneficial interest in the cost of investments held by the Trust as of December 1993 and 1992:

                                                       1993           1992

        Equity Fund                               $  5,420,488   $  3,777,873
        Stock Fund                                   1,302,074        889,561
        Fixed Income Fund                            5,810,573      4,998,652
        Treasury Fund                                1,171,415      1,312,626
        Loan Fund                                      883,383        506,035

            Total                                 $ 14,587,933   $ 11,484,747

    Loans to participants at December 31, 1993 and 1992 are reported at cost which approximates market.

4.  ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

   The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1993 and 1992:

                                                       1993           1992

        Equity Fund                               $  7,464,842   $  5,688,043
        Stock Fund                                   1,424,359        960,831
        Fixed Income Fund                            6,597,199      5,697,725
        Treasury Fund                                1,290,781      1,478,044
        Loan Fund                                      883,383        504,489

            Total                                 $ 17,660,564   $ 14,329,132

5.  INFORMATION RELATED TO CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS

    The changes in net assets available for benefits, by fund, for the year ended December 31, 1993 and 1992 were as follows:

                                                        1993           1992

Interest and Dividends:
 Equity Fund                                          $220,441       $173,594
 Stock Fund                                             58,681         48,943
 Fixed Income Fund                                     369,392        343,090
 Treasury Fund                                          37,070         48,980
 Loan Fund                                              49,521         35,739

            Total                                      735,105        650,346

Net Realized and Unrealized Appreciation of Investments at Fair Market Value as Determined by Quoted Market Price:

                                                        1993           1992

 Equity Fund                                           305,551        216,183
 Stock Fund                                            (31,356)       101,572

            Total                                      274,195        317,755

Administrative Expenses:
 Equity Fund                                            47,027         46,506
 Stock Fund                                              3,185          3,922
 Fixed Income Fund                                      22,612         24,638
 Treasury Fund                                           3,640          6,226

            Total                                       76,464         81,292

Earnings on Investments:
 Equity Fund                                           478,965        343,271
 Stock Fund                                             24,140        146,593
 Fixed Income Fund                                     346,780        318,452
 Treasury Fund                                          33,430         42,754
 Loan Fund                                              49,521         35,739

            Total                                     $932,836       $886,809

Employer Contributions:
 Equity Fund                                          $842,236       $559,406
 Stock Fund                                            177,504        111,770
 Fixed Income Fund                                     790,559        796,448
 Treasury Fund                                         139,392        185,575

            Total                                   $1,949,691     $1,653,199

Employee Contributions:
 Equity Fund                                          $537,641       $299,310
 Stock Fund                                             87,215         67,229
 Fixed Income Fund                                     462,897        388,611
 Treasury Fund                                          95,845        116,762

            Total                                   $1,183,598     $  871,912

Distributions to Participants:
 Equity Fund                                          $341,766       $299,458
 Stock Fund                                             16,675         79,205
 Fixed Income Fund                                     358,269        393,062
 Treasury Fund                                          11,977        104,561
 Loan Fund                                               6,006         18,559

            Total                                     $734,693       $894,845

Transfers (to) from Other Funds:
 Equity Fund                                          $259,723       $281,076
 Stock Fund                                            191,344       (115,557)
 Fixed Income Fund                                    (342,493)       217,688
 Treasury Fund                                        (443,953)      (488,277)
 Loan Fund                                             335,379        105,070

            Total                                     $      -       $      -

6.  EMPLOYEE WITHDRAWALS

    At December 31, 1993 and 1992, employee withdrawal requests of $32,905 and $77,174, respectively, were not accrued in accordance with the 1993 AICPA Audit and Accounting Guide "Audits of Employee Benefit Plans."

7.  SUBSEQUENT EVENT

    Effective January 1, 1994, 103 participants of the plan were suspended from making any additional contributions so the plan would meet the coverage requirements of section 410 of the Code.

                                  * * * * * *